EF Hutton, division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, New York 10022

November 7, 2022

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brigitte Lippmann
Isabel Rivera
Isaac Esquivel
Eric McPhee

Re:	Plutonian Acquisition Corp.
Registration Statement on Form S-1
(File No. 333-267742) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins in the request of Plutonian Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 pm Eastern time on Wednesday, November 9, 2022, or as soon as thereafter possible.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, through November 7, 2022, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated October 14, 2022, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature page follows]

Sincerely,

EF HUTTON, DIVISION OF BENCHMARK INVESTMENTS, LLC

By: /s/ Sam Fleischman
Name: Sam Fleischman Title: Supervisory Principal